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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



05041236

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42913

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
PUNK, ZIEGEL & COMPANY, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 4th Floor
(No. and Street)


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2005
WASH, D.C.
185
SECTION

New York,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John L. Bligh (212) 308-9494
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH
3-23-2005

AFFIRMATION

I, William J. Punk, Jr. affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Punk, Ziegel & Company, L.P. [redacted] for the year ended December 31, 2004, are true and correct in all material respects. I further affirm that neither the Firm nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



William J. Punk, Jr.
Partner

Subscribed and sworn to before me,

On this 25th day of February, 2005



Notary Public

JOHN L. BLIGH
NOTARY PUBLIC, State of New York
No. 31-4973621
Qualified in New York County
Commission Expires January 9, 2007

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Punk, Ziegel & Company, L.P. and Subsidiary
New York, NY

We have audited the accompanying consolidated statement of financial condition of Punk, Ziegel & Company, L.P. and Subsidiary (the "Partnership") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Punk, Ziegel & Company, L.P. and Subsidiary at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.



February 25, 2005

PUNK, ZIEGEL & COMPANY, L.P. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 5,842,566
Securities owned, at fair value (held at clearing broker)	696,017
Nonmarketable securities, at estimated fair value	233,156
Receivable from broker and dealer	2,225,300
Furniture and equipment, net of accumulated depreciation of $54,079	224,588
Leasehold improvements	1,039,555
Accrued income receivable	1,041,536
Other assets	763,966
TOTAL ASSETS	$ 12,066,684

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Securities sold, but not yet purchased, at fair value	$ 7,194
Accounts payable, accrued expenses and other liabilities	5,915,520
Deferred lease credit	436,403
Taxes payable	121,344
Total liabilities	6,480,461
PARTNERS' CAPITAL (Units outstanding of 438,547 and 788,283 for General and Limited Partners, respectively)	5,586,223
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 12,066,684

See notes to consolidated statement of financial condition.

PUNK, ZIEGEL & COMPANY, L.P. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2004

1. ORGANIZATION AND NATURE OF BUSINESS

Punk, Ziegel and Company, L.P. and Subsidiary (the "Partnership") is a specialty investment bank providing a full range of research, equity market-making and corporate finance services to institutional investors, small to mid-size companies and high net worth clients. The Partnership devotes its resources toward generating high quality, in-depth investment analysis in a limited number of high growth industries. The Partnership is a limited partnership formed under the laws of the state of Delaware. PZK, Inc. is the General Partner of the Partnership. The Partnership is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Partnership is also the sole shareholder of its subsidiary, Punk, Ziegel Asset Management L.L.C. ("PZAM"), an inactive limited liability corporation registered in the state of Delaware. All intercompany balances have been eliminated.

The Partnership does not hold cash or securities on behalf of customers. All customer securities transactions are introduced to another broker-dealer who carries such accounts and clears such transactions on a fully disclosed basis. National Financial Services LLC, a Fidelity Investments Company, is the Partnership's clearing broker.

2. SUMMARY OF SIGNIFICANT FINANCIAL ACCOUNTING POLICIES

Basis of Presentation

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions, including those related to the valuation of nonmarketable securities, that affect the related amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ materially from these estimates.

Securities Transactions

Proprietary securities transactions are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased consist of corporate equity securities, which are accounted for at fair value. Fair value is based upon quoted market prices.

Investment Banking

Expenses related to underwritings are deferred until the related revenue is recognized.

Furniture, equipment and leasehold improvements

Furniture and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets, which are generally three to five years. Leasehold improvements are amortized over the

lesser of the economic useful life of the improvement or the term of the lease. Management reviews furniture, equipment, and leasehold improvements whenever events or changes indicate the carrying amount of the asset may not be recovered.

Income Taxes

The Partnership accounts for income taxes in accordance with Statement of Financial Accounting Standard ("SFAS") No. 109, *Accounting for Income Taxes*. Deferred income taxes are recorded by applying enacted statutory tax rates to temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The Partnership is responsible for remitting New York City unincorporated business tax.

New Accounting Pronouncement

Statement of Financial Accounting Standard No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"("SFAS 150")* establishes the standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Under SFAS 150, a mandatorily redeemable financial instrument shall be classified as a liability. The adoption of SFAS 150 did not have an impact on the Partnership's consolidated financial condition.

3. NONMARKETABLE SECURITIES

Nonmarketable securities, consisting of warrants, a promissory note, and common and preferred stock have been estimated at fair value as determined by management in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, those estimated values may differ materially from the values that would have been used had a ready market for the securities existed.

4. RECEIVABLE FROM BROKER AND DEALER

The Partnership has entered into an agreement with its clearing broker that allows the Partnership to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of a correspondent ("PAIB") and to permit the correspondent to use PAIB in its capital computations. The amount of $2,225,300 receivable represents cash on deposit at the clearing broker.

5. PARTNERSHIP CAPITAL

Partners' capital and the distribution of profits and losses are allocated through the ownership of Partnership units. At December 31, 2004, Partners' capital consisted of 1,226,830 units of which 438,547 and 788,283 units were held by the General Partner and Limited Partners, respectively.

6. RELATED PARTY ACTIVITIES

The Partnership is the General Partner or Managing Member of Argyle Capital Partners, L.P. and the Woodbury Value Fund, LLC (the "Investment Companies"). At December 31, 2004 the Partnership had accrued income receivables from the Investment Companies of $22,015.

Sunrise Partners Inc., an S Corporation, holds the employees and ex-employees capital interests in the Partnership.

7. DEFINED CONTRIBUTION PLAN

The Partnership provides a 401(k) plan (the "Plan") for all full-time employees who have completed at least six consecutive months of service and have attained the age of 18. Employees may elect to invest a percentage of their gross pay, up to a maximum amount established by the IRS. The Partnership may, at the sole discretion of management, match a percentage of the contribution an employee makes to the Plan. The amount that the Partnership matches becomes fully vested after five years.

8. UNINCORPORATED BUSINESS TAX

The Partnership is subject to the New York City Unincorporated Business Tax ("UBT"). The consolidated statement of financial condition reflects a deferred tax asset of $20,152 which is included in other assets. This deferred balance is primarily attributable to book/tax differences in depreciation and the unrealized profit or loss related to investments. No valuation allowance has been established as it is more likely than not, in the opinion of management, that such asset will be realized.

9. CONTINGENCIES AND COMMITMENTS

The Company currently maintains a restricted cash balance in the amount of $157,000 in connection with its payroll related payments and cash transfers.

On January 22, 2003, the Partnership entered into a ten year noncancelable lease agreement with 520 Madison Owners, L.L.C. (the "Landlord"). In connection with this lease agreement the Partnership deposited $400,000 pursuant to requirements of the lease agreement. The commencement date of the lease is defined to be the date the Landlord tendered possession of the premises to the Partnership which was in September 2004. On September 7, 2004, the Partnership and the Landlord agreed to amend the lease agreement to provide for additional space which was also tendered to the Partnership in September 2004. The lease agreements contain provisions for periodic escalations linked to the increase in operating expenses and real estate taxes.

Pursuant to the conditions of the lease agreements, the Partnership is entitled to having lease payments abated for selected months. Additionally, the lease agreements permit for the reimbursement by the Landlord to the Partnership of $895,840 relating to improvements made by the Partnership to the leased premises. In December 2004, the Partnership received the first reimbursement payment of $179,075. The Partnership recognizes these lease incentives over the life of the lease agreement.

Minimum future aggregate annual commitments under the lease agreements are as follows:

Year Ended	
2005	$ 963,940
2006	983,170
2007	983,170
2008	954,325
2009	796,545
Thereafter	5,611,950
	$10,293,100

10. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn if the Partnership's resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Partnership had net capital of $2,523,232, which was $2,103,619 in excess of required net capital. The Partnership's net capital ratio was 2.49 to 1.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Partnership's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Partnership introduces these transactions for clearance to a New York Stock Exchange Inc. member firm on a fully disclosed basis.

The agreement between the Partnership and its clearing broker provides that the Partnership is obligated to assume any exposure related to nonperformance by its customers. The Partnership seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Partnership monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary, and reserving for doubtful accounts when necessary.

Securities sold, but not yet purchased represent obligations of the Partnership to deliver securities, creating a liability to repurchase these securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Partnership's ultimate obligation may exceed the amount recognized in the consolidated statement of financial condition. The risk is the amount by which future market values exceed the amount reflected in the consolidated statement of financial condition. The Partnership may, at its discretion, buy in the securities at prevailing market prices at any time.

Substantially all cash is on deposit with two major money center banks.

Securities owned, at fair value, are in the custody of the Partnership's clearing broker. The clearing broker has the ability to pledge these securities. Nonmarketable securities are in the custody of the Partnership.

13. DERIVATIVE FINANCIAL INSTRUMENTS

The Partnership, in the normal course of its investing and trading activities, may enter into transactions in derivative financial instruments including equity and interest rate instruments based on expectations of future market movements and conditions. These transactions have market and credit risks. Trading in these transactions has been limited to listed equity call and put options.

Market risk is the potential adverse change in value caused by unfavorable movements in interest rates, foreign exchange rates, or market prices of other financial instruments. In certain cases, the Partnership may use derivative financial instruments to hedge the market value of other positions. The notional or contractual amount of derivative financial instruments provides only a measure of the involvement in these types of transactions and does not represent the amount subject to market risk or credit risk.

Credit risk arises from the failure of the counterparty to perform according to the terms of the contract.

Derivatives used for trading purposes are carried at fair value. At December 31, 2004, the Partnership had no open derivative contracts or balances. The average monthly fair value of the instruments for the year were $7,479 for options held and $2,010 for options written during the year.

14. SUBSEQUENT EVENT

The Partnership anticipates making capital withdrawals and partner distributions of $200,000 and $1,200,000, respectively, during the first six months of 2005.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2004

Punk, Ziegel & Company, L.P. and Subsidiary
520 Madison Avenue
New York, New York 10022

In planning and performing our audit of the consolidated financial statements of Punk, Ziegel & Company, L.P. and Subsidiary (the "Partnership"), for the year ended December 31, 2004 (on which we issued our report dated February 25, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that

they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

